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Top 5 Coolest Looking Rocks ever Found
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Top 5 Coolest Looking Rocks Ever Found
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World's Roundest Object!
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Michael Samson · 2nd

Founder & CEO of Eruditely

North Bend, Washington · 290 connections · Contact info

eruditely

Hofstra University

Experience

Founder & CEO

eruditely

Sep 2016 – Present · 3 yrs 11 mos

North Bend, WA

A groundbreaking knowledge and networking platform for content creators, writers, artists, musicians, educators, learners, and more!

Visit eruditely.com



eruditely

Discover Eruditely - eruditely.com

Founder & CEO

Still Motion Productions

Feb 2009 – Present · 11 yrs 6 mos

North Bend, WA

Still Motion Productions is an independently owned and operated music record label, production, publishing, and distribution company. Founded by pianist and composer Michael Samson, Still Motion Productions works with a variety of artists, composers, and performers in the contemporary instrumental, classical crossover, and new age genres.



**Still Motion
Productions**



Founder & CEO

DigitalRage

Sep 2011 – Apr 2017 · 5 yrs 8 mos

North Bend, WA

Igniting Ideas in Web Design & Development, Internet Marketing, Web Hosting, and Branding. DigitalRage is about having passion for your ideas, and offering the real-world expertise, technologies, and resources to make them a reality. We work with all industries and take on projects of every size, delivering custom tailored solutions that drive results and ach ...**see mor**



**DigitalRage | Start
Igniting Your Ideas!**



Chief Technology Officer (CTO)

World and Main

Mar 2005 – Jul 2009 · 4 yrs 5 mos

Monroe Township, NJ

World and Main (Previously: Howard Berger Company) is a manufacturer, wholesaler, and distributor in the security hardware, tools, plumbing, and houseware industries. Their brands such as Guard Security, Aqua Plumb, and H.B. Smith Tools are sold world-wide by leading retailers.

Founder & CEO

ArcticMOD.com

Jan 2006 – Nov 2007 · 1 yr 11 mos

Hamilton, NJ

ArcticMOD.com is a one-stop-shop for computer modification parts and accessories, catering to the computer "modding" and enthusiast market. Like their slogan says, "It's Cold in the Arctic," their specialty area is in PC liquid and air cooling applications.

[Show 2 more experiences ⌄](#)

Education



Hofstra University
Bachelor of Arts (BA), Fine Arts in Graphic Design
2001 – 2002



University of Maryland College Park
Fine Arts
1997 – 2000
Activities and Societies: College Park Scholars

Skills & Endorsements

Entrepreneurship

Business Development · 3

Happyday Newage Radio and 2 connections have given endorsements for this skill

Web Development · 1

Endorsed by **1 connection**

[Show more ⌄](#)



